Exhibit 99.1

Gaotu Techedu Announces Second Quarter of 2022 Unaudited Financial Results

Beijing, China, September 8, 2022 —Gaotu Techedu Inc. (NYSE: GOTU) (“Gaotu” or the “Company”), a technology-driven education company and online large-class tutoring service provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Highlights[1]

•
Net revenues were RMB537.8 million, compared with net revenues of RMB2,232.3 million in the same period of 2021.
•
Gross billings[2] were RMB611.7 million, compared with gross billings of RMB2,694.7 million in the same period of 2021.
•
Net loss was RMB49.8 million, compared with net loss of RMB918.8 million in the same period of 2021.
•
Non-GAAP net income was RMB0.6 million, compared with non-GAAP net loss of RMB763.9 million in the same period of 2021.
•
Net operating cash inflow was RMB93.8 million, compared with net operating cash outflow of RMB318.6 million in the same period of 2021.

Second Quarter 2022 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	For the three months ended June 30,
	2021	2022	Pct. Change
Net revenues	2,232,254	537,799	(75.9)%
Gross billings	2,694,732	611,668	(77.3)%
Net loss	(918,791)	(49,809)	(94.6)%
Non-GAAP net (loss) income	(763,890)	645	NM
Net operating cash (outflow) inflow	(318,554)	93,794	NM

[1] For a reconciliation of non-GAAP numbers, please see the table captioned "Reconciliations of non-GAAP measures to the most comparable GAAP measures" at the end of this press release. Non-GAAP gross profit, non-GAAP income (loss) from operations, non-GAAP net income (loss) exclude share-based compensation expenses.

[2] Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See "About Non-GAAP Financial Measures" and "Reconciliations of non-GAAP measures to the most comparable GAAP measures" elsewhere in this press release.

Six Months Ended June 30, 2022 Highlights

•
Net revenues were RMB1,262.4 million, compared with net revenues of RMB4,172.6 million in the same period of 2021.
•
Gross billings were RMB929.8 million, compared with gross billings of RMB3,876.1 million in the same period of 2021.
•
Net income was RMB3.9 million, compared with net loss of RMB2,344.7 million in the same period of 2021.
•
Non-GAAP net income was RMB93.2 million, compared with non-GAAP net loss of RMB2,093.3 million in the same period of 2021.
•
Net operating cash outflow was RMB387.5 million, compared with net operating cash outflow of RMB2,413.9 million in the same period of 2021.

First Six Months 2022 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	For the six months ended June 30,
	2021	2022	Pct. Change
Net revenues	4,172,597	1,262,414	(69.7)%
Gross billings	3,876,074	929,763	(76.0)%
Net (loss) income	(2,344,710)	3,909	NM
Non-GAAP net (loss) income	(2,093,310)	93,188	NM
Net operating cash outflow	(2,413,882)	(387,472)	(83.9)%

Larry Xiangdong Chen, the Company’s founder, Chairman and CEO, commented, “During the second quarter of 2022, our businesses sustained a healthy and stable growth. Our gross billings nearly doubled compared to last quarter, and we successfully generated positive net operating cashflow. Our net loss was substantially narrowed year-over-year, and this is the third consecutive quarter that we secured non-GAAP profitability after our business restructuring. Going forward, we will continue to focus on educational services for college students and adults, non-academic tutoring services, and educational contents & digitalized learning products, continue to uphold the strategy of profitable growth, and continue to strive for effective growth through improving operational efficiency and optimizing cost structure.”

Shannon Shen, CFO of the Company, added, “During this quarter, we continued to achieve effective growth under this challenging economic environment. Our net revenues were RMB537.8 million, and our gross billings were RMB611.7 million. Further, net revenues generated by comparable businesses showed quarter-over-quarter growth for three consecutive quarters, and their gross billings showed quarter-over-quarter growth for four consecutive quarters. We expect this momentum to continue in the next quarter. We also realized a positive net operating cashflow of RMB93.8 million in the second quarter. With that, our capital position remains strong. As of June 30, 2022, we had a total of approximately RMB3.4 billion in terms of cash, cash equivalents, restricted cash, and short-term investments on our balance sheet, providing ample resources for continued business development.”

Financial Results for the Second Quarter of 2022

Net Revenues

Net revenues decreased by 75.9% to RMB537.8 million from RMB2,232.3 million in the second quarter of 2021. The decrease was mainly due to the organizational adjustments and business restructuring to comply with the government regulations, including the cessation of academic subject tutoring services to students (“Business Restructuring”).

Cost of Revenues

Cost of revenues decreased by 77.9% to RMB160.0 million from RMB724.3 million in the second quarter of 2021. The decline was mainly due to the reduction of employees and offices as a result of the Business Restructuring, which resulted in the decrease in staff related cost, learning material cost and rental expenses.

Gross Profit and Gross Margin

Gross profit was RMB377.8 million, compared with RMB1,508.0 million in the second quarter of 2021. Gross profit margin increased to 70.2% from 67.6% in the same period of 2021.

Non-GAAP gross profit was RMB396.4 million, compared with RMB1,543.5 million in the same period of 2021. Non-GAAP gross profit margin increased to 73.7% from 69.1% in the same period of 2021.

Operating Expenses

Operating expenses decreased 81.4% to RMB438.3 million from RMB2,362.7 million in the second quarter of 2021. The decline was primarily due to the decreased expenditure on branding and marketing activities on academic subject tutoring services as a result of the changes of regulatory environment. Moreover, staff related expenses and other operating related expenses also decreased, which was due to the reduction of employees and offices as a result of the Business Restructuring.

•
Selling expenses decreased to RMB269.0 million from RMB1,641.1 million in the second quarter of 2021.
•
Research and development expenses decreased to RMB103.9 million from RMB426.5 million in the second quarter of 2021.
•
General and administrative expenses decreased to RMB65.4 million from RMB242.0 million in the second quarter of 2021.

Loss from Operations

Loss from operations was RMB60.5 million, compared with the loss from operations of RMB854.7 million in the second quarter of 2021, which was primarily due to a large decrease in operating related cost and expenses as a result of the Business Restructuring.

Non-GAAP loss from operations was RMB10.0 million, compared with non-GAAP loss from operations of RMB699.8 million in the second quarter of 2021.

Interest Income and Realized Gains from Investments

Interest income and realized gains from investments, on aggregate, was RMB9.8 million, compared with RMB23.5 million of interest income and realized gains from investments in the second quarter of 2021.

Other Income (Expense)

Other income was RMB0.4 million, compared with other expense of RMB36.5 million in the second quarter of 2021.

Net (Loss) Income

Net loss was RMB49.8 million, compared with net loss of RMB918.8 million in the second quarter of 2021.

Non-GAAP net income was RMB0.6 million, compared with non-GAAP net loss of RMB763.9 million in the second quarter of 2021.

Cash Flow

Net operating cash inflow for the second quarter of 2022 was RMB93.8 million, which was primarily due to the increased cash inflow of gross billings.

Basic and Diluted Net (Loss) Income per ADS

Basic and diluted net loss per ADS were both RMB0.19 in the second quarter of 2022.

Non-GAAP basic and diluted net income per ADS were both approximately nil in the second quarter of 2022.

Share Outstanding

As of June 30, 2022, the Company had 172,397,205 ordinary shares outstanding.

Cash, Cash Equivalents, Restricted Cash and Short-term Investments

As of June 30, 2022, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB3,353.2 million in aggregate, compared with a total of RMB3,671.1 million as of December 31, 2021.

Other Payables

As of June 30, 2022, other payables in non-current liabilities totaled RMB26.6 million, which were payables related to the purchase of the Zhengzhou properties.

Business Outlook

Based on the Company’s current estimates, total net revenues for the third quarter of 2022 are expected to be between RMB576 million and RMB596 million, representing a decrease of 46.5% to 48.3% on a year-over-year basis. These estimates reflect the Company’s current expectations, which are subject to change.

Conference Call

The Company will hold an earnings conference call at 8:00 AM U.S. Eastern Time on Thursday, September 8, 2022 (8:00 PM on Thursday, September 8, 2022, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International: 1-412-317-6061

US: 1-888-317-6003

Hong Kong: 800-963-976

Mainland China: 400-120-6115

Passcode: 9006495

A telephone replay will be available two hours after the conclusion of the conference call through September 15, 2022. The dial-in details are:

International: 1-412-317-0088

US: 1-877-344-7529

Passcode: 7374750

Additionally, a live and archived webcast of this conference call will be available at http://ir.gaotu.cn/home.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About Gaotu Techedu Inc.

Gaotu is a technology-driven education company and online large-class tutoring service provider in China. The Company offers educational services for college students and adults, non-academic tutoring services, and educational contents & digitalized learning products. Gaotu adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates every aspect of the Company's business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss), each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company's management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings have material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses, and such adjustment excludes the impact on income tax. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and a significant majority of revenues generated are denominated in Renminbi ("RMB"). This announcement contains currency conversions of RMB amounts into U.S. dollars ("USD") solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB6.6981 to USD1.0000, the effective noon buying rate for June 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on June 30, 2022, or at any other rate.

For further information, please contact:

Gaotu Techedu Inc.

Investor Relations

E-mail: ir@gaotu.cn

Christensen

In China

Ms. Vivian Wang

Phone: +852 2232 3978

E-mail: gotu@christensenir.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of June 30,
	2021	2022	2022
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	728,934	590,689	88,188
Restricted cash	168,189	764	114
Short-term investments	2,774,000	2,761,758	412,320
Inventory	15,595	24,759	3,696
Prepaid expenses and other current assets	250,068	312,887	46,713
Total current assets	3,936,786	3,690,857	551,031

Non-current assets
Operating lease right-of-use assets	353,877	148,935	22,235
Property, equipment and software, net	680,009	583,133	87,059
Land use rights, net	28,178	27,775	4,147
Rental deposit	22,544	10,920	1,630
Other non-current assets	3,272	2,895	432
TOTAL ASSETS	5,024,666	4,464,515	666,534

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB417,032 and RMB300,991 as of December 31, 2021 and June 30, 2022, respectively)	693,265	545,101	81,380
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	986,993	622,478	92,934
Operating lease liabilities, current portion (including current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB41,479 and RMB23,022 as of December 31, 2021 and June 30, 2022, respectively)	80,010	39,046	5,829
Total current liabilities	1,760,268	1,206,625	180,143

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of June 30,
	2021	2022	2022
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	9,225	25,389	3,790
Operating lease liabilities, non-current portion (including non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB158,824 and RMB79,335 as of December 31, 2021 and June 30, 2022, respectively)	276,035	113,994	17,019
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to the Group of RMB71,616 and RMB70,272 as of December 31, 2021 and June 30, 2022,respectively)	71,616	71,459	10,669
Other payables of the consolidated VIE without recourse to the Group	26,580	26,580	3,968
TOTAL LIABILITIES	2,143,724	1,444,047	215,589

SHAREHOLDERS’ EQUITY
Ordinary shares	114	114	17
Additional paid-in capital	7,793,234	7,882,256	1,176,790
Accumulated other comprehensive loss	(143,111)	(96,516)	(14,409)
Statutory reserve	40,380	40,380	6,029
Accumulated deficit	(4,809,675)	(4,805,766)	(717,482)
TOTAL SHAREHOLDERS’ EQUITY	2,880,942	3,020,468	450,945

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	5,024,666	4,464,515	666,534

Gaotu Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,			For the six months ended June 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	2,232,254	537,799	80,291	4,172,597	1,262,414	188,473
Cost of revenues	(724,278)	(160,004)	(23,888)	(1,295,780)	(372,949)	(55,680)
Gross profit	1,507,976	377,795	56,403	2,876,817	889,465	132,793
Operating expenses:
Selling expenses	(1,641,083)	(268,975)	(40,157)	(3,929,793)	(553,149)	(82,583)
Research and development expenses	(426,502)	(103,872)	(15,508)	(791,612)	(227,179)	(33,917)
General and administrative expenses	(241,982)	(65,441)	(9,770)	(459,597)	(144,377)	(21,555)
Impairment loss on intangible assets and goodwill	(53,131)	-	-	(53,131)	-	-
Total operating expenses	(2,362,698)	(438,288)	(65,435)	(5,234,133)	(924,705)	(138,055)
Loss from operations	(854,722)	(60,493)	(9,032)	(2,357,316)	(35,240)	(5,262)
Interest income	7,667	1,763	263	21,752	9,445	1,410
Realized gains from investments	15,826	8,074	1,205	24,636	19,733	2,946
Other (expense) income	(36,519)	397	59	8,368	28,401	4,240
(Loss) income before provision for income tax and share of results of equity investees	(867,748)	(50,259)	(7,505)	(2,302,560)	22,339	3,334
Income tax (expenses) benefits	(51,658)	450	67	(41,848)	(18,430)	(2,752)
Share of results of equity investees	615	-	-	(302)	-	-
Net (loss) income	(918,791)	(49,809)	(7,438)	(2,344,710)	3,909	582
Net (loss) income attributable to Gaotu Techedu Inc.'s ordinary shareholders	(918,791)	(49,809)	(7,438)	(2,344,710)	3,909	582
Net (loss) income per ordinary share
Basic	(5.38)	(0.29)	(0.04)	(13.75)	0.02	0.00
Diluted	(5.38)	(0.29)	(0.04)	(13.75)	0.02	0.00
Net (loss) income per ADS
Basic	(3.59)	(0.19)	(0.03)	(9.17)	0.02	0.00
Diluted	(3.59)	(0.19)	(0.03)	(9.17)	0.01	0.00
Weighted average shares used in net (loss) income per share
Basic	170,634,264	172,188,243	172,188,243	170,482,819	171,866,239	171,866,239
Diluted	170,634,264	172,188,243	172,188,243	170,482,819	175,382,752	175,382,752

Note: Three ADSs represent two ordinary shares.

Gaotu Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,			For the six months ended June 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	2,232,254	537,799	80,291	4,172,597	1,262,414	188,473
Less: other revenues(1)	78	11,829	1,766	471	26,416	3,944
Add: VAT and surcharges	142,600	33,857	5,055	257,523	78,307	11,691
Add: ending deferred revenue	1,976,369	647,867	96,724	1,976,369	647,867	96,724
Add: ending refund liability	324,504	42,439	6,336	324,504	42,439	6,336
Less: beginning deferred revenue	1,896,528	599,719	89,536	2,733,739	996,218	148,731
Less: beginning refund liability	84,389	38,746	5,785	120,709	78,630	11,739
Gross billings	2,694,732	611,668	91,319	3,876,074	929,763	138,810

Note (1): Include miscellaneous revenues generated from services other than courses.

	For the three months ended June 30,			For the six months ended June 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	USD	RMB	RMB	USD
Gross profit	1,507,976	377,795	56,403	2,876,817	889,465	132,793
Share-based compensation expense in cost of revenues	35,561	18,630	2,781	60,342	36,979	5,521
Non-GAAP gross profit	1,543,537	396,425	59,184	2,937,159	926,444	138,314

Loss from operations	(854,722)	(60,493)	(9,032)	(2,357,316)	(35,240)	(5,262)
Share-based compensation expenses	154,901	50,454	7,533	251,400	89,279	13,329
Non-GAAP (loss) income from operations	(699,821)	(10,039)	(1,499)	(2,105,916)	54,039	8,067

Net (loss) income	(918,791)	(49,809)	(7,438)	(2,344,710)	3,909	582
Share-based compensation expenses	154,901	50,454	7,533	251,400	89,279	13,329
Non-GAAP net (loss) income	(763,890)	645	95	(2,093,310)	93,188	13,911